Exhibit 99.5

WESTERN WIND ENERGY CORP.

1326 – 885 WEST GEORGIA STREET	TELEPHONE: 604.685.WIND (9463)
VANCOUVER, BC V6C 3E8	FACSIMILE: 604.685.9441
www.westernwindenergy.com

NEWS RELEASE

May 30th, 2012

TSX.V Symbol: “WND”
OTCQX Symbol: “WNDEF”
Issued and Outstanding: 62,731,056

WESTERN WIND ENERGY REPORTS FINANCIAL RESULTS FOR THE
FIRST QUARTER ENDED MARCH 31, 2012

VANCOUVER, B.C. – Western Wind Energy Corp. (the “Company”) reported today, its unaudited condensed interim consolidated financial results for the three months ended March 31, 2012. For complete details of the first quarter Condensed Interim Consolidated Financial Statements and related Management’s Discussion and Analysis, please see the Company’s filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov). All amounts herein are reported in U.S. dollars unless otherwise specified.

RECENT DEVELOPMENTS

  For the three months ended March 31, 2012, the Company’s generating facilities produced record operating revenues of $4,883,077 (March 31, 2011 - $511,350), an increase of 855% period-over-period.

  Adjusted earnings before interest, income taxes, depreciation and amortization, and other expenses or income (“Adjusted EBITDA”1) increased by 358% to $2,313,343 or a positive $0.04 per share1 for the three months ended March 31, 2012, compared to $(896,134) (negative $0.02 per share) for the same period in 2011.

  Adjusted earnings before interest, income taxes, depreciation and amortization, other expenses or income, and project development (“Adjusted Operational EBITDA”1 ) increased by 608% to $2,697,797 or a positive $0.05 per share1 for the three months ended March 31, 2012, compared to $(531,736) (negative $0.01 per share) for the same period in 2011.

  On March 12, 2012, the Company’s 120MW Windstar wind energy project became commercially operational. For the three months ended March 31, 2012, Windstar sales and production were lower than anticipated, as a result of construction delays, which deferred our commercial operations date to March 12, 2012 for the entire 120MW project, in conjunction with unforeseen transmission line outages, due to infrastructure maintenance, outside of the Company’s control. As of the date of this report, management has been closely tracking our operations and production from the Windstar generating facility, and is expecting full production and availability from our 120MW project in the quarter ending June 30, 2012.

1 Refer to “Non-GAAP Performance Measures”

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  On March 22, 2012, we submitted our Windstar Generating Facility cash grant application to the U.S. Department of the Treasury. The cash grant will be from a U.S. Federal Government program to encourage renewable energy development through a 30% cash grant in lieu of tax credits, paid by the U.S. Department of Energy, and is part of the American Recovery Re-Investment Act ("ARRA"). We submitted $301,855,689 of eligible costs for an estimated cash grant of $90,556,707, which is subject to review and approval by the Department of Treasury. In accordance with the program guidance, applications are to be reviewed and payments made within 60 days from the later of the date of complete application or the date the property is placed in service in accordance with the program guidance.  Our application has exceeded the 60 day program guidance review period and we continue to monitor our application status on a daily basis.  We are not aware of any issues associated with our application and through our network of advisors we believe a majority of the applications are delayed.

  On April 30, 2012, term conversion of the Windstar Senior Secured Notes occurred. In accordance with the Note Purchase Agreement, all Series A, B and C notes were exchanged for Series D notes, with interest payable quarterly at a rate of 7.19% per annum. Repayments of interest and principal will begin on July 31, 2012.

  The Company is currently in an advanced stage of obtaining project financing for its Puerto Rico project and continues to negotiate the final terms with the Company's lenders.

  On May 15, 2012, the Company executed a term sheet with Champlin/GEI Wind Holdings to acquire the rights and title to 4,000MW of wind energy development projects, with near term projects in Hawaii and Utah. Additional large projects are in California and throughout the US, in markets with renewable portfolio standards and power purchase agreement (“PPA”) pricing. The cost of the acquisition is $20,000,000, payable by the issuance of 8 million common shares at a deemed value of US$2.50 per share. The term sheet will be subject to completion of due diligence, formal documentation, board approvals, and approval of the TSX and the applicable securities regulatory agencies including applicable escrow provisions.

SELECTED QUARTERLY INFORMATION

		Three Months Ended March 31
		2012	2011
Total operating revenues		$4,883,077	$511,350
Adjusted EBITDA[1]		$2,313,343	$(896,134)
Adjusted Operational EBITDA[1]		$2,697,797	$(531,736)
Net loss		$(647,130)	$(398,098)
Earnings (loss) per share
-	Basic	$ (0.01)	$ (0.01)
-	Diluted	$ (0.01)	$ (0.01)
Adjusted EBITDA per share
-	Basic	$ 0.04	$ (0.02)
-	Diluted	$ 0.04	$ (0.02)
Adjusted Operational EBITDA per share
-	Basic	$ 0.05	$ (0.01)
-	Diluted	$ 0.05	$ (0.01)
Weighted average commons shares outstanding
-	Basic	62,067,244	51,664,697
-	Diluted	62,067,244	51,664,697

RESULTS OF OPERATIONS

Operating Revenues

For the three months ended March 31, 2012, operating revenues increased by 855% to $4,883,077, compared to operating revenues of $511,350 for the same period in 2011. This increase in operating revenues was driven by a 199% increase in energy production to 38,260MWh for the three months ended March 31, 2012 (March 31, 2011 - 12,817MWh), due to the additional energy production and sales from the newly operational Windstar and Kingman generating facilities.

1 Refer to “Non-GAAP Performance Measures”

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Adjusted EBITDA

Adjusted earnings before interest, income taxes, depreciation and amortization, and other expenses or income (“Adjusted EBITDA”1) increased by 358% to $2,313,343 or positive $0.04 per share1 for the three months ended March 31, 2012, compared to $(896,134) (negative $0.02 per share) for the same period in 2011.

Adjusted Operational EBITDA

Adjusted earnings before interest, income taxes, depreciation and amortization, other expenses or income, and project development (“Adjusted Operational EBITDA”1) increased by 608% to $2,697,797 or positive $0.05 per share1 for the three months ended March 31, 2012, compared to $(531,736) (negative $0.01 per share) for the same period in 2011.

Net Loss

Net loss increased to $(647,130) for the three months ended March 31, 2012, compared to $(398,098) for the three months ended March 31, 2011. Net loss per share remained constant at $0.01.

NON-GAAP PERFORMANCE MEASURES

Adjusted EBITDA, Adjusted Operational EBITDA, Adjusted EBITDA per share, and Adjusted Operational EBITDA per share are non-GAAP performance measures that management uses to assess the amount of cash generated by the Company, and to measure the operating performance of the Company, excluding the effects of interest, income taxes, depreciation and amortization, and other expenses or income. Management measures performance, excluding these items, as they may be non-cash, unusual in nature, project development related, and/or are not factors used by management for evaluating the operating performance of the Company. Adjusted EBITDA, Adjusted Operational EBITDA, Adjusted EBITDA per share, and Adjusted Operational EBITDA per share, are not recognized measures under GAAP, and therefore, may not be comparable with those presented by other reporting issuers. Further, Adjusted EBITDA and Adjusted Operational EBITDA is not intended to be representative of cash flows from operating activities or the results of operations as determined in accordance with GAAP. However, the Company believes that these measures are important, as they provide management and the reader with additional information about its operating, project development and cash generating capabilities, and facilitates the comparison of results over different periods.

ABOUT WESTERN WIND ENERGY CORP.

Western Wind Energy is a vertically integrated renewable energy production company that currently owns wind and solar generation facilities with 165MW of rated capacity in production, in the States of California and Arizona. Western Wind further owns substantial development assets for both solar and wind energy in the U.S. and Canada. The Company is headquartered in Vancouver, BC and has branch offices in Scottsdale, Arizona and Tehachapi, California. Western Wind trades on the Toronto Venture Exchange under the symbol "WND", and in the United States on the OTCQX under the symbol "WNDEF".

The Company owns and operates three wind energy generation facilities in California, and one fully integrated combined wind and solar energy generation facility in Arizona. The three operating wind generation facilities in California are comprised of the 120MW Windstar, 4.5MW Windridge facilities in Tehachapi, and the 30MW Mesa wind generation facility near Palm Springs. The facility in Arizona is the Company’s 10.5MW Kingman integrated solar and wind facility. The Company is further developing wind and solar energy projects in California, Arizona, and Puerto Rico.

ON BEHALF OF THE BOARD OF DIRECTORS

“SIGNED”

Jeffrey J. Ciachurski
President & Chief Executive Officer

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. Certain statements in this press release constitute “forward-looking statements” under applicable securities laws, which involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Words such as “expects”, “anticipates”, “intends”, “projects”, “plans”, “will”, “believes”, “seeks”, “estimates”, “should”, “may”, “could”, and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are based on management’s current expectations and beliefs and actual events or results may differ materially. There are many factors that could cause such

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actual events or results expressed or implied by such forward-looking statements to differ materially from any future results expressed or implied by such statements. Such factors include, but are not limited to, the state of the Company’s business activities and various factors discussed in the Company’s audited annual financial statements and annual information form contained in the Company’s 40F filed with the United States Securities and Exchange Commission and securities regulators in Canada. Forward-looking statements are based on current expectations and the Company assumes no obligation to update such information to reflect later events or developments, except as required by law.

1 Refer to “Non-GAAP Performance Measures”

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